UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011.

Commission File Number: 000-53684
CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):____

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No[x]
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Incorporation by Reference

This report on Form 6-K is filed for purposes of being incorporated by reference in the Registration Statement on Form S-8 (No. 333-160246) of CSR plc filed on June 26, 2009, the Registration Statement on Form S-8 (No. 333-162255) of the Registrant filed on October 1, 2009 and in subsequently filed Registration Statements on Form S-8 that purport to incorporate by reference Form 6-Ks filed prior to the filing of the Registrant’s next annual report on Form 20-F.

This Form 6-K includes a Form S-8 conformed version of the of the financial information included in the Registrant’s earnings release entitled Audited Results for the 52 Weeks Ended 31 December 2010 and Unaudited Fourth Quarter Results, and also furnished on Form 6-K (the “Earnings Release”). This Form S-8 conformed version of the financial information was prepared solely for purposes of updating the Registration Statements referred to above and does not supersede the financial information for such periods as contained in the Earnings Release.

Information furnished on this form:
Form S-8 conformed version of the Registrant’s earnings release entitled Audited Results for the 52 Weeks Ended 31 December 2010 and Unaudited Fourth Quarter Results.

Cautionary Note Regarding Forward Looking Statements
This release contains statements that are “forward looking statements” in relation to the future financial and operating performance and outlook of CSR. These forward looking statements are made in reliance on the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements can be identified by words such as “believes”, “estimates”, “anticipates”, “expects”, “intends”, “may”, “will”, “plans”, “should”, “may” and other similar expressions, and include statements relating to, among other things, expected growth in 2011 and beyond, expected developments in our product portfolio, expected revenues, expected annualized operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of our products in those of our customers, adoption of new technologies, the expectation of volume shipments of our products, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of our management.

All forward looking statements are based upon numerous assumptions regarding CSR’s business strategies and the environment in which CSR will operate and therefore involve a number of known and unknown risks, contingencies, uncertainties and other factors, many of which are beyond the control of CSR. Actual results and developments could differ materially from those expressed or implied by these forward looking statements as a result of numerous risks and uncertainties. These risks and uncertainties include, but are not limited to: the ability to realise the expected synergies from acquisitions in the amounts or in the timeframe anticipated; a continuing or worsening economic downturn, which could reduce demand for consumer products; risks relating to forecasting consumer demand for and the relevance, and market acceptance, of CSR’s products and the products that use CSR’s products; risks associated with securing sufficient capacity from the third-parties that manufacture, assemble and test CSR’s products and other risks relating to CSR’s fabless business model; declines in the average selling prices of CSR’s products; risks associated with existing or future litigation; costs associated with the development of new products in response to market demand and CSR’s ability to ensure timely delivery of such products; errors or failures in the hardware or software components of CSR’s products; cancellation of existing orders or the failure to secure new orders; risks associated with acquiring and protecting intellectual property and other commercially sensitive information; the cyclicality of the semiconductor industry; the potential for disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; CSR’s ability to manage past and future acquisitions; CSR’s ability to attract and retain key personnel, including engineers and technical personnel; the difficulty in predicting future results; and other risks and uncertainties discussed elsewhere in the Annual Report and Financial Statements for the 52 Weeks ended 31 December 2010, including, without limitation, under the heading “Risk Factors”.

Each forward looking statement speaks only as of the date hereof. CSR does not undertake to release publicly any updates or revisions to any forward looking statements contained herein, otherwise than required by law.

EXHIBITS

Exhibit No.	Description

1.1	Form S-8 conformed version of the Registrant’s earnings release entitled Audited Results for the 52 Weeks Ended 31 December 2010 and Unaudited Fourth Quarter Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2011	CSR plc (Registrant) By: /s/ Brett Gladden Brett Gladden Company Secretary

Exhibit 1.1
Condensed consolidated income statement

	Note		Q4 2010		Q3 2010		Q4 2009		2010		2009
		$	’000	$	’000	$	’000	$	’000	$	’000
Revenue			184,801		222,057		198,077		800,608		601,399

Cost of sales			(96,272)		(116,861)		(104,437)		(424,030)		(333,099)

Gross profit			88,529		105,196		93,640		376,578		268,300

Research and development			(51,781)		(46,193)		(47,149)		(199,927)		(169,713)

Selling, general and administrative			(94,841)		(29,850)		(25,646)		(182,904)		(114,501)

Operating (loss) profit			(58,093)		29,153		21,025		(6,253)		(15,914)

Investment income			170		222		178		812		1,915

Finance (expense) income			(421)		1,125		690		(264)		(243)

(Loss) profit before tax			(58,344)		30,500		21,893		(5,705)		(14,242)

Tax			31,011		(3,147)		(1,468)		22,331		2,933

(Loss) profit for the period			(27,333)		27,353		20,425		16,626		(11,309)

(Loss) earnings per share		$		$		$		$		$

Basic			(0.16)		0.15		0.12		0.09		(0.07)

Diluted			(0.16)		0.15		0.11		0.09		(0.07)

Weighted Average Number of Shares			175,189,724		179,638,339		177,335,662		178,074,862		153,927,671

Diluted Weighted Average Number of Shares*			177,391,558		182,522,892		182,617,405		181,033,874		157,448,170
*Share options are only treated as dilutive where the result after taxation is a profit.

Condensed consolidated statement of comprehensive income

		Q4 2010		Q3 2010		Q4 2009		2010		2009
	$	’000	$	’000	$	’000	$	’000	$	’000

(Loss)/profit for the period		(27,333)		27,353		20,425		16,626		(11,309)

Other comprehensive income

(Loss)/gain on cash flow hedges		(1,252)		5,706		4,925		(3,108)		34,228

Net tax on cash flow hedges in equity		351		(1,598)		(1,295)		870		(9,589)

Transferred to income statement in respect of cash flow hedges		279		509		(708)		726		(5,463)

Tax on items transferred from equity		(74)		(143)		198		(199)		1,530

Total comprehensive (loss) income for the period		(28,029)		31,827		23,545		14,915		9,397

Condensed consolidated balance sheet

	31 December 2010		1 October 2010		1 January 2010
	$	’000	$	’000	$	’000
Non-current assets
Goodwill		224,651		224,650		221,451
Other intangible assets		36,070		39,651		44,974
Property, plant and equipment		28,354		31,556		40,551
Investments		1,000		1,000		-
Deferred tax asset		28,116		4,134		4,341

		318,191		300,991		311,317

Current assets
Inventory		85,306		91,605		72,345
Derivative financial instruments		1,870		2,799		2,397
Trade and other receivables		105,887		112,871		99,347
Corporation tax debtor		6,728		5,777		5,433
Treasury deposits and investments		267,833		242,534		241,763
Cash and cash equivalents		172,315		214,952		170,601

		639,939		670,538		591,886

Total assets		958,130		971,529		903,203

Current liabilities
Trade and other payables		125,223		132,285		116,366
Current tax liabilities		2,852		7,492		1,332
Obligations under finance leases		51		318		326
Derivative financial instruments		899		788		230
Provisions		5,602		4,700		8,122

		134,627		145,583		126,376

Net current assets		505,312		524,955		465,510

Non-current liabilities
Long term accruals		45,694		-		-
Contingent consideration		1,567		1,554		-
Long-term provisions		1,483		1,543		2,716
Obligations under finance leases		195		-		-

		48,939		3,097		2,716

Total liabilities		183,566		148,680		129,092

Net assets		774,564		822,849		774,111

Equity
Share capital		322		322		318
Share premium account		368,615		368,020		363,032
Capital redemption reserve		950		950		950
Merger reserve		61,574		61,574		61,574
Employee Benefit Trust Reserve		(39,064)		(39,966)		(40,224)
Treasury shares		(37,487)		(16,656)		-
Hedging reserve		1,123		2,096		3,505
Share based payment reserve		58,038		56,419		48,446
Tax reserve		41,641		43,218		33,433
Retained earnings		318,852		346,872		303,077

Total equity		774,564		822,849		774,111

No. of Shares outstanding		184,953,312		181,726,786		182,187,878

Condensed consolidated statement of changes in equity

	Called-up share capital		Share premium account		Capital redemption reserve		Merger reserve		Employee Benefit Trust Reserve		Treasury shares		Hedging reserve		Share-based payment reserve		Tax reserve		Retained earnings		Total

	$	’000	$	’000	$	’000	$	’000	$	’000	$	’000	$	’000	$	’000	$	’000	$	’000	$	’000
At 1 January 2010		318		363,032		950		61,574		(40,224)		-		3,505		48,446		33,433		303,077		774,111

Profit for the period		-		-		-		-		-		-		-		-				16,626		16,626

Other comprehensive (loss) income for the period		-		-		-		-		-		-		(2,382)		-		671		-		(1,711)

Total comprehensive (loss) income for the period		-		-		-		-		-		-		(2,382)		-		671		16,626		14,915

Share issues		4		5,583		-		-		-		-		-		-		-		-		5,587

Shares issued from Employee Benefit Trust		-		-		-		-		1,160		-		-		-		-		(851)		309

Purchase of Treasury Shares		-		-		-		-		-		(37,487)		-		-		-		-		(37,487)

Credit to equity for equity- settled share-based payments		-		-		-		-		-		-		-		9,592		-		-		9,592

Effective rate adjustment		-		-		-		-		-		-		-		-		(12)		-		(12)

Current tax benefit relating to prior years taken directly to equity on share option gains		-		-		-		-		-		-		-		-		7,367		-		7,367
Deferred tax benefit on share option gains		-		-		-		-		-		-		-		-		182		-		182

At 31 December 2010		322		368,615		950		61,574		(39,064)		(37,487)		1,123		58,038		41,641		318,852		774,564

Condensed consolidated statement of changes in equity (continued)

	Called-up share capital		Share premium account		Capital redemption reserve		Merger reserve		Employee Benefit Trust Reserve		Hedging reserve		Share-based payment reserve		Tax reserve		Retained earnings		Total

	$	’000	$	’000	$	’000	$	’000	$	’000	$	’000	$	’000	$	’000	$	’000	$	’000

At 2 January 2009		238		91,448		950		61,574		(40,224)		(25,260)		27,864		35,770		314,386		466,746

Loss for the period		-		-		-		-		-		-		-		-		(11,309)		(11,309)

Other comprehensive income (loss) for the period		-		-		-		-		-		28,765		-		(8,059)		-		20,706

Total comprehensive income (loss) for the period		-		-		-		-		-		28,765		-		(8,059)		(11,309)		9,397

Share issues		80		271,584		-		-		-		-		-		-		-		271,664

Credit to equity for equity-settled share-based payments		-		-		-		-		-		-		10,581		-		-		10,581

Credit to equity for equity-settled share based payments on acquisition		-		-		-		-		-		-		10,001		-		-		10,001

Current tax benefit taken directly to equity on share option gains		-		-		-		-		-		-		-		2,648		-		2,648

Deferred tax benefit on share option gains		-		-		-		-		-		-		-		3,074		-		3,074

At 1 January 2010		318		363,032		950		61,574		(40,224)		3,505		48,446		33,433		303,077		774,111

Condensed consolidated cash flow statement

			Q4 2010		Q3 2010		Q4 2009		2010		2009

	Note	$	’000	$	’000	$	’000	$	’000	$	’000

Net cash from operating activities	4		10,516		46,118		20,923		77,907		50,233

Investing activities
Interest received			176		213		335		790		2,307

Purchase of treasury deposits (including treasury deposits acquired with subsidiary)			(176,414)		(157,449)		(211,101)		(728,990)		(603,783)

Sales of treasury deposits			151,118		194,117		189,024		703,560		487,990

Purchases of property, plant and equipment			(1,893)		(1,832)		(2,700)		(7,750)		(7,528)

Purchases of intangible assets			(1,056)		(810)		(3,225)		(6,771)		(5,799)

Acquisition of subsidiaries			-		(1,902)		-		(1,902)		66,489

Purchase of investment			-		(1,000)		-		(1,000)		-

Net cash (used in) from investing activities			(28,069)		31,337		(27,667)		(42,063)		(60,324)

Financing activities

Repayments of obligations under finance leases			(318)		-		(385)		(318)		(1,282)

Repayment of borrowings			-		(2,041)		-		(2,041)		-

Proceeds on issue of shares			745		338		625		5,661		66

Proceeds on issue of shares from Employee Benefit trust			187		38		-		225		-

Purchase of treasury shares			(25,461)		(12,026)		-		(37,487)		-

Net cash (used in) from financing activities			(24,847)		(13,691)		240		(33,960)		(1,216)

Net (decrease) /increase in cash and cash equivalents			(42,400)		63,764		(6,504)		1,884		(11,307)

Cash and cash equivalents at beginning of period			214,952		150,093		176,074		170,601		180,898

Effect of foreign exchange rate changes			(237)		1,095		1,031		(170)		1,010

Cash and cash equivalents at end of period			172,315		214,952		170,601		172,315		170,601

Notes

1.	Basis of preparation and accounting policies

The annual financial statements of CSR plc are prepared in accordance with IFRSs, as adopted by the European Union and as issued by the International Accounting Standards Board (‘IASB’). The financial statements for the 52 weeks ended 31 December 2010 were approved by the directors on 8 February 2011. The financial information contained in this statement does not constitute statutory accounts within the meaning of section 435 of the Companies Act 2006.

Statutory accounts for the 52 weeks ended 1 January 2010 are available on CSR’s website at www.csr.com and have been filed with the Registrar of Companies.  Those for the 52 weeks ended 31 December 2010 will be delivered following the Company’s annual general meeting. The auditors’ reports on both the accounts for the 52 weeks ended 1 January 2010 and 52 weeks ended 31 December 2010 were unqualified, did not draw attention to any matters by way of emphasis and did not contain statements under s498(2) or (3) of Companies Act 2006 or equivalent preceding legislation.

Whilst the financial information included in this preliminary announcement has been prepared in accordance with the recognition and measurement criteria of International Financial Reporting Standards (IFRSs), this announcement does not contain itself sufficient information to comply with IFRSs. We expect to publish full financial statements that comply with IFRSs in February 2010.

The financial information for the quarter Q4 2010, Q3 2010 and Q4 2009 is unaudited.

This preliminary announcement has been prepared under the same accounting policies as the statutory accounts for the 52 weeks ended 31 December 2010.

The dates for the financial periods referred to are as follows:

Period	Duration	Dates
Q4 2010	13 weeks	2 October 2010 to 31 December 2010
Q3 2010	13 weeks	3 July 2010 to 1 October 2010
Q4 2009	13 weeks	3 October 2009 to 1 January 2010
2010	52 weeks	2 January 2010 to 31 December 2010
2009	52 weeks	3 January 2009 to 1 January 2010

2.	Going Concern

The financial statements have been prepared on the going concern basis. The directors have considered future cash forecasts and revenue projections, based on prudent market data, in their consideration of going concern. The issues surrounding going concern are discussed regularly by the Board and were evaluated as part of the Group’s budget for the next financial year and the Group’s longer term plans.

Management is currently of the opinion that the Group has adequate financial resources and a robust policy towards treasury risk and cash flow management. The Group has $440.1m of cash and cash equivalents, including treasury deposits and investments, as at 31 December 2010 and no debt liabilities. The directors believe that the Group is adequately placed to manage its business risks successfully despite the current uncertain economic outlook and challenging macro economic conditions.

After making enquiries, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

3.	Changes in share capital

In Q4 2010 308,758 new ordinary shares were issued for employee option exercises. Consideration was $617,000 at a premium of $616,000.  In addition, 132,670 ordinary shares were issued from the Employee Benefit Trust in Q4 2010 to satisfy employee option exercises.

In the 52 weeks ended 31 December 2010, 2,765,434 ordinary shares were issued for employee option exercises. Consideration was $5,609,000 at a premium of $5,604,000. In addition, 170,442 ordinary shares were issued from the Employee Benefit Trust in Q4 2010 to satisfy employee option exercises.

During 2010, CSR plc purchased 7,145,000 ordinary shares, all of which were held in treasury at 31 December 2010.

4.	Reconciliation of net (loss)/profit to net cash from operating activities

		Q4 2010		Q3 2010		Q4 2009		2010		2009

	$	’000	$	’000	$	’000	$	’000	$	’000

Net (loss)/ profit		(27,333)		27,353		20,425		16,626		(11,309)

Adjustments for:

Investment income		(170)		(222)		(178)		(812)		(1,915)

Finance costs /(income)		421		(1,125)		(690)		264		243

Income tax (credit)/expense		(31,011)		3,147		1,468		(22,331)		(2,933)

Amortisation of intangible assets		4,777		4,636		4,170		18,054		11,860

Depreciation of property, plant and equipment		5,586		4,492		4,596		20,091		18,383

Loss on disposal of property, plant and equipment and intangible fixed assets		172		102		16		414		503

Share option charges		1,602		2,068		1,257		9,592		10,581

Increase /(decrease) in provisions		3,832		(240)		3,097		2,227		4,313

Operating cash flows before movements in working capital		(42,124)		40,211		34,161		44,125		29,726

Increase /(decrease) in inventories		6,299		(727)		7,062		(12,961)		8,679

Decrease /(increase) in receivables		6,999		170		5,035		(6,678)		3,642

Increase /(decrease) in payables		39,619		(1,674)		(24,805)		46,093		8,233

Cash generated by operations		10,793		37,980		21,453		70,579		50,280

Foreign tax paid		(218)		(306)		(188)		(1,127)		(782)

UK Corporation tax received		-		8,691		-		8,691		-

Interest paid		(190)		(247)		(342)		(662)		(1,252)

Grant income received		131		-		-		131		-

R&D tax credit received		-		-		-		295		1,987

Net cash inflow from operating activities		10,516		46,118		20,923		77,907		50,233

5.	Segmental reporting

The Group’s reportable segments under IFRS8 Operating Segments are as follows:

Handset Business Unit (HBU) Audio and Consumer Business Unit (ACBU) Automotive and PND (APBU)	Mobile handsets Headsets, PC, and Consumer applications Automotive and Personal Navigation Device (PND) applications

Segment revenues and results
There was no inter-segmental revenue in any of the periods shown.
The following is an analysis of the Group’s revenue and results by reportable segment in the 52 weeks ended 31 December 2010:

52 weeks ending 31 December 2010	HBU		ACBU		APBU		Unallocated		Consolidated

	$	’000	$	’000	$	’000	$	’000	$	’000
Revenue
Total segment revenue		339,149		238,388		223,071		—		800,608

Result
Underlying operating profit		(25,238)		59,395		44,819		—		78,976

Share-based payment charges								(9,822)		(9,822)
Amortisation of acquired intangible assets								(14,137)		(14,137)
Integration and restructuring								(1,085)		(1,085)
Litigation settlement								(59,788)		(59,788)
Acquisition fees								(397)		(397)

Operating loss										(6,253)

Investment income										812
Finance costs										(264)

Loss before tax										(5,705)

The Group discloses underlying operating profit as the measure of segment result as this is the measure used in the decision-making and resource allocation process of the Chief Operating Decision Maker, who is the Group’s Chief Executive Officer. Investment income and finance costs are not allocated to reportable segments for the purposes of reporting to the Group’s Chief Executive Officer.

Underlying operating profit represents operating profit earned by each segment without allocation, in each period, of acquisition fees, share-based payment charges, integration and restructuring charges, charges related to the amortisation of acquired intangible assets and the litigation settlement.

A substantial proportion of R&D costs are allocated to the handset business unit.  Other operating costs are allocated on activity.  This method of cost allocation is used to report costs to the Group’s Chief Executive Officer for the purposes of resource allocation and assessment of segment performance.

5.	Segmental reporting (continued)

The following is an analysis of the Group’s revenue and results by reportable segment in the 52 weeks ended 1 January 2010:

52 weeks ending 1 January, 2010	HBU		ACBU		APBU		Unallocated		Consolidated
	$	’000	$	’000	$	’000	$	’000	$	’000
Revenue
Total segment revenue		310,792		163,271		127,336		-		601,399

Result
Underlying operating profit		4,641		6,246		16,046		-		26,933

Share-based payment charges								(10,581)		(10,581)
Amortisation of acquired intangible assets								(9,467)		(9,467)
Integration and restructuring								(12,227)		(12,227)
Acquisition fees								(10,572)		(10,572)

Operating loss										(15,914)

Investment income										1,915
Finance costs										(243)

Loss before tax										(14,242)

Allocation of goodwill to segments

	31 December 2010		1 January 2010

	$	’000	$	’000
Reportable segment

HBU		151,477		151,477

ACBU		21,770		18,570

APBU		51,404		51,404

		224,651		221,451

Acquisition of subsidiary – APT Licensing Limited

On 20 July 2010, CSR plc acquired 100% of the issued share capital of APT Licensing Limited (APT), a leading ultra-high quality codec developer, for a consideration of $3.9m.  The acquisition will enhance CSR’s technical capability in audio codecs and strengthen the Group’s presence in mobile and wireless audio streaming.

The acquisition note is shown below:

Recognised amounts of identifiable assets acquired and liabilities assumed
	$	’000
Financial assets		813
Property, plant and equipment		117
Intangible assets		2,500
Financial liabilities		(2,760)

		670

Goodwill		3,200

Total consideration		3,870

Satisfied by:
Cash		2,330
Contingent consideration arrangement		1,540

Total consideration transferred		3,870

Net cash outflow arising on acquisition
Cash consideration		(2,330)
Cash and cash equivalents acquired		428

		(1,902)

At 20 July 2010, APT had borrowings of $2.0m that CSR repaid immediately on acquisition.